NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 15, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 01, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Kensington Capital Acquisition Corp. II and Wallbox N.V. became effective on October 01, 2021. The Units of Kensington Capital Acquisition Corp. II automatically separated into the component security, and as a result, will no longer trade as a separate security. Each share of Kensington Capital Acquisition Corp. II Class A Common Stock will be converted into the right to receive once Class A Share of Wallbox N.V. and each Warrant will be converted into the right to receive one Redeemable Warrant, each whole warrant exercisable for one Class A Share at an exercise price of $11.50, of Wallbox N.V. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading prior to market open on October 04, 2021.